Exhibit 99.2

 Q1 2024PRESENTATION  May 23, 2024

 Forward Looking Statement  This announcement and related discussions include forward looking statements made under the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding industry trends and market outlook, including expected trends and supply demand expectations and activity levels in the jack-up rig and oil industry, expected impact of statements by Saudi Aramco, expected Adjusted EBITDA for 2024, contract backlog, contract extensions, options, LOIs and LOAs, contract coverage for 2024 and expectation to contract the rig whose contract has been suspended, expected changes to the economics of our contracts, and potential revenue, focus on return to shareholders, including rates that may be achieved, expected trends in dayrates, market conditions, statements about dividends and share buybacks, statements about expected delivery of the newbuilding rigs “Vali” and “Var”, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, statements made under “Market” and "Risk and uncertainties" above, statements about our financing strategy and evaluation of options to improve our capital structure, the optimization of our liquidity and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business, the risk that our actual results of operations in future periods may differ materially from the expected results or guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risk relating to global economic uncertainty, and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that contract backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and commencement of contracts and the terms of contracts, risks relating to market trends, tender activity and rates, risks relating to customer demand and contracting activity and suspension of operations, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our notes maturing in 2028 and 2030, our Convertible Bonds due 2028, and debt under our revolving credit facility and shipyard financing available for the newbuild rigs “Vali” and “Var” and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our super senior revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay dividends and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such dividends, or repurchase shares and the risk that we may not complete share repurchase programs in full, and risks relating to the amount and timing of any dividends we declare, risks relating to future financings including the risk that future financings may not be completed when required, risk relating to our newbuild purchase and financing agreements, risks relating to our financing strategy, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.   The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law

 Q1 2024 Company Overview and Highlights  1 Contracted fleet based on delivered fleet of 22 rigs  2 Adj. EBITDA margin is calculated by Adjusted EBITDA divided by Total Operating Revenues  3 Liquidity includes undrawn RCF  4 Dividends per share declared in the period  3  International Footprint and Diversified Portfolio  Asia  7  Contracted  22  Middle East  5  West Africa  3  1  North Sea  Mexico  2  6  Underconstruction  2  2  Continued EBITDA improvements and on track to meet guidance  Adj. EBITDA  $116.8M  Q4 2023 $111.5M  Adj. EBITDA Margin2  47.2%  Q4 2023 46.9%  Excellent operational performance  Tech. Uptime99.0%  Economic Utilization  98.6%  Positive earnings outlook driving increase of quarterly dividends  Q1 2024 Dividend4  $0.10  Q4 2023 $0.05  Liquidity3  $432.7M   Q4 2023 $252.5M   Attractive and uniform fleet of modern rigs  Contracted Fleet1  100%  Fleet  24  Modern Rigs  Highlights

 Key Financials Q1 2024  In $ million   Q1 2024  Q4 2023  Change ($)  Change (%)  Total operating revenues  234.0  220.6  13.4  6%  Rig operating & maintenance expenses  (104.0)  (98.5)  (5.5)  6%  Operating income  85.0  80.7  4.3  5%  Net income  14.4  28.4  (14.0)  (49)%  Adjusted EBITDA  116.8  111.5  5.3  5%  Cash and cash equivalents  282.7  102.5  180.2  176%  Total assets  3,289.1  3,080.1  209.0  7%  Total liabilities  2,299.5  2,096.1  203.4  10%  Total equity  989.6  984.0  5.6  1%  Quarterly Revenue progression ($m)  Quarterly Adjusted EBITDA progression ($m)

 1 New mutual contracts, LOIs and LOAs including mobilization and demobilization revenues  2 Average dayrate is derived from Backlog Revenue divided by number of contracted days  5  Strong contracting performance YTD  11  New Contracts1  $318m  Backlog Revenue1  $183k  Avg Day Rate2  1,700+  Backlog Days1   North Sea  Prospector 1 secured 2 new contracts and is now firm into 2025.   Southeast Asia  Gunnlod secured a new contract for c. 90 days in direct continuation.  Thor secured 2 new commitments for c. 120 days in direct continuation.   Africa  Norve secured an extension with BWE until mid-Oct 2024 and a contract for c. 120 days commencing in February 2025.   The company has secured a binding LOA for c. 180 days commencing in October 2024.   The company has secured a binding LOA for c. 480 days commencing in Q4 2024 / Q1 2025.   Highlights  Summary of fixtures

 Robust revenue pipeline  Market for modern rigs remains tight  Source: Petrodata by S&P Global and Company data.   6  2024 coverage above 90%  Marketed Utilization (%)  Available Fleet Coverage (%)

 7  In Conclusion  Added over $300 million of backlog at $183,000 per day  2024 Adjusted EBITDA guidance of $500 to $550 million  Doubling quarterly dividends to 10 cents per share           1  2  3

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 Appendix

 ADJUSTED EBITDA RECONCILIATION  1 During the three months ended March 31, 2024, the Company changed its definition of Adjusted EBITDA to exclude the adjustment for amortization of deferred mobilization and contract preparation costs as well as the adjustment for amortization of deferred mobilization, demobilization and other revenue. We believe that this change will enable us to be more closely aligned with the calculation methodology used by many of our industry peers. Adjusted EBITDA for all periods presented, including the comparative period, has been updated to reflect this change.  10  (in US$ millions)  Q1 2024  Q4 2023  Net income   14.4  28.4  Depreciation of non-current assets  31.8  30.8  Income from equity method investments  -5.4  2.5  Total financial expense, net  57.8  59.1  Income tax (credit)/expense  18.2  -9.3  Adjusted EBITDA1  116.8  111.5  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.   The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law